Exhibit 99.1

10758 W. Centennial Rd. Suite 200 Littleton, CO 80127 Phone: 720.981.4588 Fax: 720.981.5643 www.ur-energy.com

Press Release

LC South Drilling Program Defines
Additional Uranium Roll Front Systems

Denver, Colorado (Marketwire – December 22, 2010) Ur-Energy Inc. (TSX:URE, NYSE Amex:URG)  (“Ur-Energy” or the “Company”) is pleased to announce that its 2010 exploration drilling program on its LC South project defined numerous individual uranium roll front systems occurring within several stratigraphic horizons.  In roll front systems, uranium concentrates as deposits along boundaries between reduced and oxidized sandstone (also called redox fronts). The initial recognition of the presence of such zones is the critical first step in developing uranium resources in a roll-front environment.

Ur-Energy has completed a three-month exploration drilling program on its 17 square mile (44 square km) LC South property, which lies immediately south of Ur-Energy’s Lost Creek project.  Lost Creek is currently in the advanced stages of obtaining all necessary permits to recover uranium by means of In-Situ Recovery (ISR).

Four drill rigs were used for the program.  A total of 159 drill holes, with depths to 1200 feet (366 m) below surface, were completed for a total of 101,270 feet (30,867 m). The objective of the program was to evaluate host stratigraphic formations and to better define the location and nature of mineralized roll fronts. Earlier, a detailed evaluation of Ur-Energy’s extensive historic exploration drill hole database had identified roll front environments in the area.

The drilling program confirmed that uranium mineralization occurs in the same stratigraphic and roll-front horizons as those present at Lost Creek: the HJ and KM stratigraphic horizons (see Ur-Energy Press Release dated March 17, 2010). These occur as multiple stacked mineralized fronts associated with a regional alteration system that terminates within the LC South property boundaries.  In addition, the drilling program identified deep alteration and uranium mineralization which demonstrates the strong potential for several additional mineralized roll fronts in deeper horizons within the property.  Examples of these deeper holes are hole LCS 129 which contained 4 feet (1.2 meters) of 0.067% eU3O8 in the M stratigraphic horizon at 817 feet (249 meters) and hole LCS 131 which contained 4 feet (1.2 meters) of 0.04% eU3O8 in the L stratigraphic horizon at 574 feet (175 meters) and 3.5 feet (1 meter) of 0.033% eU3O8 in the P stratigraphic horizon at 824 feet (251 meters).  The average grade at the Lost Creek project is 0.058% eU3O8, a grade at which economic recovery by ISR can be achieved.

The results of the 2010 drilling program reinforce the prospective character of the LC South property as a potential source of additional resources to supply the Lost Creek ISR facility. Ur-Energy’s geologic team is currently developing plans for a drilling program which will further define the identified roll front systems with the goal to develop resources associated with them.

Bill Boberg, President & CEO stated “We’ve always considered that the ability to define additional resources in the area of the Lost Creek project has been one of the strengths of the project.  Because most historic drilling within the area has been generally in the range of 300 to 500 feet we had only very limited information on the many additional mineralized stratigraphic horizons down to depths of 1200 feet, a depth still very amenable to ISR mining.  After starting our 2010 drill program we realized that we really needed to have a wide-spaced grid of deeper holes to enable us to better plan future drilling to get the most value from our drilling program rather than attempting to define additional shallow resources at this time without knowing what roll fronts might exist at depth.  This drilling program was significant in that it enabled us to better define the presence of many individual roll front systems contained within multiple stratigraphic horizons to depths of 1200 feet on our LC South property.”

W. William Boberg, President and CEO, a Professional Geologist, and Qualified Person as defined by National Instrument 43-101, supervised the preparation of and reviewed the technical information contained in this release.

About Ur-Energy

Ur-Energy is a uranium exploration and development company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production while also planning and permitting a two-million-pounds-per-year in situ uranium processing facility. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario.  Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director Public Relations	Bill Boberg, President and CEO
303-269-7707	303-269-7755
866-981-4588	866-981-4588
rich.boberg@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., the timing, completion and results of the exploration programs at LC South; the ability to further define identified roll front systems or convert potential of the exploration targets to inferred resources; whether additional resources will extend the life of mine at Lost Creek) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Note that the potential quantity and grade ranges described with regard to the new exploration targets are conceptual in nature. There has been insufficient exploration to define a mineral resource.  It is uncertain if further exploration will result in any or all of the targets being delineated as a mineral resource. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; capital and other costs varying significantly from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.

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